FILE NO.82-5227

(Translation)

August 26, 2002

02 SEP -9 AM 9:52

Dear Sirs,

SUPPL

02049829

Name of Company:	Sammy Corporation
Name of Representative:	Hajime Satomi, President and Representative Director (Chief Executive Officer)

(Code No. 6426, Tokyo Stock Exchange 1st Section)

Further Inquiry:	Yasuhiro Katayama, Executive Officer and Division Manager, Administration Division (TEL: 03-5950-3790)

Notice of Appeal to Tokyo High Court Filed

Notice is hereby given that with regard to the action against Sammy Corporation (the "Company") for infringement of patents filed with the Tokyo District Court by Aruze Corp. and in respect of which a judgment completely in favor of the Company was delivered as of June 25, 2002, the Company was today notified that an appeal was filed with the Tokyo High Court as of July 5, 2002, as described below:

Description

1. Appelant

   (1) Name: Aruze Corp.

   (2) Location: 1-25, Ariake 3-chome, Koto-ku, Tokyo

   (3) Representative: Kazuo Okada, President and Representative Director

2. Background

Aruze Corp. filed this action with the Tokyo District Court against the Company as of February 22, 2000, alleging that a drum-rotating game machine "*Kamen Rider V3*" of the Company infringed the patent rights of Aruze Corp. and claimed damages of ¥1,500,000,000 therefor. The following judgment was delivered as of June 25, 2002:

(a) The plaintiff's claim shall be dismissed.

(b) The plaintiff shall bear the cost of the action.

dw 9/9

3. Future prospects

The Company believes that as found in the court of first instance, it has not infringed any patent right and intends to claim its legitimacy to defend itself in court.

The course of the action may impact business results of the Company. At present, however, the impact is expected to be insignificant.

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(Translation)

FILE NO.82-5227

August 22, 2002

Dear Sirs,

Name of Company:	Sammy Corporation
Name of Representative:	Hajime Satomi, President and Representative Director (Chief Executive Officer)

(Code No. 6426, Tokyo Stock Exchange 1st Section)

Further Inquiry:	Yasuhiro Katayama Executive Officer and Division Manager, Administration Division (TEL: 03-5950-3790)

Notice of Acquisition by the Company of its Own Shares

(Acquisition by the Company of its own shares
pursuant to Article 210 of the Commercial Code of Japan)

Notice is hereby given that with regard to the acquisition by Sammy Corporation (the "Company") of its own shares, notice of which was given as of August 5, 2002, the Company carried out the operations, as described below:

Description

1. Period of purchase:

   August 6, 2002 through August 22, 2002

2. Total number of shares purchased:

   500,000 shares

3. Aggregate purchase prices:

   ¥1,807,029,000

4. Method of purchase:

   Purchase in the open market provided by the Tokyo Stock Exchange

<For reference>

1. Details of the resolution adopted at the 27th Ordinary General Meeting of Shareholders of the Company held on June 21, 2002:

Class of shares to be acquired:	Shares of common stock of the Company
Total number of shares to be acquired:	(Not exceeding) 3,500,000 shares
Aggregate acquisition prices of shares:	(Not exceeding) ¥20,000,000,000

2. Accumulated number of shares purchased by the Company on or before August 22, 2002:

Total number of shares purchased:	500,000 shares
Aggregate purchase prices:	¥1,807,029,000

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